                                                                                                                                                          Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for Second Half and Full Year 2020

Hangzhou, March 25, 2021— UTStarcom (“UT” or the “Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the six months and full year ended December 31, 2020, and provided a business update.

Business Update

•         5G Transport Solution UTStarcom collaborated with a partner to develop a state-of-the-art 5G transport solution, SkyFlux Converged Packet Transport (CPT) platform and its network management and controller, for one of the major China mobile operators’ (MNO) 5G migration. UTStarcom and its partner were recognized as qualified vendors but decided not to move forward with commercial deployment due to the small size of awarded business. In September 2020, the Company launched the solution to the global market, which combines Segment Routing/MPLS-TP tunneling, TDM-like Ethernet based on FlexE/G.mtn, highly accurate time synchronization and SDN-based network intelligence into an efficient future-proof architecture of 5G-ready transport network. The new platform includes two products, SkyFlux SPN805S & SPN803S, and a network management and controller “SOO Station R3.2”. The Company gains the market’s interest to the SkyFlux products and core CPT technologies.

•        Development of Disaggregated Solutions for 5G Transport Networks As announced in two PRs released in Q4 of 2020, UTStarcom secured a win of a RFP for joint development of a disaggregated platform for 5G transport with one of the major telecom operators in China aiming at further mass deployment with this operator, and completed Phase 1 development and integration of the disaggregated network solution with the research institute of another major mobile network operators (MNO) in China. Both operators’ strategy is to build an open echo-system of solutions based on network disaggregation with white box router/switch and Network Operating System (NOS) for 5G transport network and other applications. The cooperation with UTStarcom is a part of this important strategy. As a sign of recognition of UTStarcom’s capability and expertise, and following the positive results achieved in 2020, both operators have decided to extend their partnership with UTStarcom and have entered into frame agreements for long-term cooperation on the development of carrier-grade disaggregated network solutions. Within the scope of these agreements, UTStarcom will focus on the development of carrier-grade white box routers and NOS optimized for telecom applications. The two frame agreements have been signed, and the Company expects field trials and deployments to start soon.

•       India Receivable The Company continues to collect amounts due from its major customer in India. This customer in India raised INR8,500 Crore (approximately USD $1.13 billion) through sovereign guaranteed bonds (issued at coupon rate of 6.79 per cent per annum for a 10-year period) and cleared a portion of its payables to vendors, including UTStarcom. The Company has collected over $21 million in 2020, with $51 million outstanding. As of today, the Company has collected more than $13 million in 2021. As the customer’s operating status has had no significant improvement, as well as ongoing payment processing delays due to the COVID-19 pandemic in India, the timing of future payments remains uncertain despite of recent positive progresses.

UTStarcom’s Chief Executive Officer Dr. Zhaochen Huang commented, “Our results for the second half and full year 2020 were negatively affected by the COVID-19 pandemic. That being said, our team is focused on developing new products that capitalize on important technology trends and engaging with network operators to address and support their requirements. We are pleased with the launch of our 5G transport solution – SkyFlux CPT and the partnership with two major carriers in China to build network disaggregation solutions. Our cooperation with both customers is gaining momentum, and we believe these customers will benefit from UTStarcom’s strong expertise in telecom products and solutions, and will utilize our capabilities as a customization design, system integration, high quality manufacture and supply powerhouse in the field of carrier-class disaggregated solutions.”

Second Half and Full Year 2020 Financial Results

Summary of 2H 2020 Key Financials

	2H 2020	2H 2019	Y/Y Change
Revenue	$10.6	$27.1	-60.8%
Gross Profit	$0.9	$12.1	-92.5%
Operating Expenses	$14.9	$15.9	-6.7%
Operating Loss	($14.0)	($3.8)	-$10.2
Net Loss	($11.6)	($6.0)	-$5.6
Basic EPS	($0.32)	($0.17)	-$0.15
Cash Balance (including Restricted Cash)	$48.4	$48.6	-0.4%

Summary of Full Year 2020 Key Financials

	2020	2019	Y/Y Change
Revenue	$24.3	$65.6	-63.0%
Gross Profit	$3.5	$24.2	-85.4%
Operating Expenses	$26.8	$30.3	-11.6%
Operating Loss	($23.2)	($6.1)	-$17.1
Net Loss	($23.7)	($3.9)	-$19.8
Basic EPS	($0.66)	($0.11)	-$0.55
Cash Balance (including Restricted Cash)	$48.4	$48.6	-0.4%

* Dollar comparisons are used where percentage comparisons are not meaningful.

* All the numbers in U.S. Dollars are in millions except for Earnings Per Share (EPS)

Total Revenues

Six months ended December 31, 2020

Total revenues for the second half of 2020 were $10.6 million, compared to $27.1 million in the corresponding period in 2019.

•

Net equipment sales for the second half of 2020 were $3.1 million, a decrease of 78.8% from $14.8 million in the corresponding period in 2019. The decline was mainly due to decreased revenue from major customers in Japan and India.

•

Net services sales for the second half of 2020 were $7.5 million, a decrease of 39.2% from $12.3 million in the corresponding period in 2019. The decrease was mainly due to the completion of current projects and no new major projects in India.

Twelve months ended December 31, 2020

2020 total revenues were $24.3 million, a decrease of 63% from $65.6 million in 2019.

•	2020 net equipment sales were $12.4 million, a decrease of 71.7% from $43.7 million in 2019. The decline was mainly due to decreased revenue from major customers in Japan and India.

•	2020 net services sales were $11.9 million, a decrease of 45.5% from $21.9 million in 2019. The decrease was mainly due to the completion of current projects and no new major projects in India.

Gross Profit

Six months ended December 31, 2020

Gross profit was $0.9 million, or 8.6% of net sales, for the second half of 2020, compared to $12.1 million, or 44.9% of net sales, in the corresponding period in 2019.

•

Negative equipment gross profit for the second half of 2020 was $0.5 million, compared to positive $6.6 million in the corresponding period in 2019. Negative equipment gross margin for the second half of 2020 was 16.9%, compared to positive 44.8% for the corresponding period in 2019. The decrease in gross margin was attributed to high fixed cost with lower equipment revenue and one-time inventory reserve.

•

Service gross profit for the second half of 2020 was $1.4 million, compared to $5.5 million in the corresponding period in 2019. Service gross margin for the second half of 2020 was 19.3%, compared to 45.0% for the corresponding period in 2019. The decrease in gross margin was mainly due to the increased service costs in India.

Twelve months ended December 31, 2020

2020 gross profit was $3.5 million, or 14.5% of net sales, compared to $24.2 million, or 36.8% of net sales, in 2019.

•

2020 equipment gross profit was $2.6 million, compared to $15.5 million in 2019. 2020 equipment gross margin was 21.4%, compared to 35.5% in 2019. The decrease in gross margin was attributed to high fixed cost with lower equipment revenue and one-time inventory reserve.

•

2020 service gross profit was $0.9 million, compared to $8.7 million in 2019. 2020 service gross margin was 7.4%, compared to 39.5% in 2019. The decrease in gross margin was mainly due to the increased service costs in India.

Operating Expenses

Six months ended December 31, 2020

Operating expenses for the second half of 2020 were $14.9 million, compared to $15.9 million in the corresponding period in 2019.

•

Selling, general and administrative (“SG&A”) expenses for the second half of 2020 were $11.1 million, compared to $8.8 million in the corresponding period in 2019. SG&A was higher in the second half of 2020 due to higher allowance for credit loss associated with aged receivables from our India customer, which was partially offset by the decreased expenses from continued tight cost control.

•

Research and development (“R&D”) expenses for the second half of 2020 were $3.7 million, compared to $7.1 million in the corresponding period in 2019. The decrease reflected the Company’s different stages in 5G product R&D process.

Twelve months ended December 31, 2020

2020 operating expenses were $26.8 million, compared to $30.3 million in 2019.

•

2020 SG&A expenses were $18.7 million, compared to $15.8 million in 2019. The increase was mainly attributable to higher allowance for credit loss associated with aged receivables from our India customer, partially offset by decreased expenses from continued tight cost controls.

•	2020 research and development expenses were $8.1 million, compared to $14.5 million in 2019. The decrease reflected the Company’s different stages in 5G product R&D process.

Operating Loss

Operating loss for the second half of 2020 was $14.0 million, compared to $3.8 million in the corresponding period in 2019.

Full year 2020 operating loss was $23.2 million, compared to $6.1 million in 2019.

Interest Income, Net

Net interest income for the second half of 2020 was $0.5 million, compared to $0.7 million in the corresponding period in 2019.

Full year 2020 net interest income was $1.0 million, compared to $1.3 million in 2019.

Other Income (Expenses), Net

Net other income for the second half of 2020 was $0.9 million, compared to net other expenses of $3.9 million in the corresponding period in 2019. Other income for the second half of 2020 was mainly due to foreign exchange gain resulting from appreciation of the RMB against USD and INR against USD.

Full year 2020 net other expenses were $2.2 million, compared to net other income of $0.9 million in 2019. Other expenses for 2020 were mainly due to foreign exchange loss resulting from depreciation of INR against USD which was partially offset by a gain from appreciation of the RMB against USD and realized gain from the Aceland investment which was sold in first half of year.

Net Loss

Net loss attributable to shareholders for the second half of 2020 was $11.6 million, compared to $6.0 million in the corresponding period in 2019. Basic net loss per share for the second half of 2020 was $0.32, compared to $0.17 for the corresponding period in 2019.

Full year 2020 net loss attributable to shareholders was $23.7 million, compared to $3.9 million in 2019.  2020 basic net loss per share was $0.66, compared to $0.11 in 2019.

Cash Flow

Cash used in operating activities in the second half of 2020 was $2.6 million, cash used in investing activities was $0.03 million, and cash used in financing activities was $0.2 million. As of December 31, 2020, UTStarcom had cash, cash equivalent and restricted cash of $48.4 million.

About UTStarcom Holdings Corp.

UTStarcom is committed to helping network operators offer their customers the most innovative, reliable and cost-effective communication services. UTStarcom offers high performance advanced equipment optimized for the most rapidly growing network functions, such as mobile backhaul, metro aggregation and broadband access. UTStarcom has operations and customers around the world, with a special focus on Japan and India. UTStarcom was founded in 1991 and listed its shares on the Nasdaq Market in 2000 (symbol: UTSI). For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result.  All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +86 571 8192 8888

Ms. Ning Jiang, Investor Relations

Email: utsi-ir@utstar.com/ njiang@utstar.com /

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	December 31,	December 31,
	2020	2019
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$34,221	$34,966
Short-term investments	2,100	2,095
Notes receivable, net	58	—
Accounts receivable, net	49,623	77,831
Inventories and deferred costs	6,706	6,655
Short-term restricted cash	12,088	10,007
Prepaid and other current assets	5,109	5,524
Total current assets	109,905	137,078
Long-term assets:
Property, plant and equipment, net	620	1,092
Operating lease right-of-use assets, net	1,182	2,860
Long-term restricted cash	2,079	3,634
Other long-term assets	4,938	6,639
Total long-term assets	8,819	14,225
Total assets	$118,724	$151,303

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$25,120	$30,875
Customer advances	391	160
Deferred revenue	410	1,320
Income tax payable	5,935	7,480
Operating lease liabilities, current	1,217	1,595
Other current liabilities	6,969	7,603
Total current liabilities	40,042	49,033
Long-term liabilities:
Operating Lease liabilities, non-current	256	1,364
Long-term deferred revenue and other liabilities	1,025	1,718
Total liabilities	41,323	52,115

Total equity	77,401	99,188
Total liabilities and equity	$118,724	$151,303

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Six months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
	(In thousands, except per share data)
Net sales	$10,602	$27,061	$24,310	$65,623
Cost of net sales	9,687	14,918	20,781	41,466
Gross profit	915	12,143	3,529	24,157
	8.6%	44.9%	14.5%	36.8%
Operating expenses:
Selling, general and administrative	11,139	8,844	18,689	15,827
Research and development	3,730	7,099	8,083	14,467
Total operating expenses	14,869	15,943	26,772	30,294

Operating loss	(13,954)	(3,800)	(23,243)	(6,137)

Interest income, net	488	734	980	1,321
Other income (expense), net	938	(3,882)	(2,166)	872
Investment impairment	(1,029)	—	(1,029)	—
Loss before income taxes	(13,557)	(6,948)	(25,458)	(3,944)
Income tax expense	1,924	911	1,782	31
Net loss attributable to UTStarcom Holdings Corp.	$(11,633)	$(6,037)	$(23,676)	$(3,913)

Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.32)	$(0.17)	$(0.66)	$(0.11)
Weighted average shares outstanding—Basic	35,971	35,596	35,881	35,556

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended December 31,		Twelve months ended December 31,
	2020	2019	2020	2019
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(11,633)	$(6,037)	$(23,676)	$(3,913)
Depreciation	277	317	572	644
Allowance for credit losses	6,964	3,136	9,441	4,396
Stock-based compensation expense	206	642	703	1,399
Net loss on disposal of assets	—	10	—	5
Investments impairment	1,029	—	1,029	—
Gain on release of tax liability due to expiration of the statute of limitations	—	(54)	—	(1,182)
Deferred income taxes	(1,615)	(469)	(1,499)	(465)
Gain on write-off long-term account payable due to expiration of the statute of limitations	—	—	—	(3,161)
Changes in operating assets and liabilities	2,203	(3,562)	10,030	(21,870)
Net cash used in operating activities	(2,569)	(6,017)	(3,400)	(24,147)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(30)	(211)	(115)	(507)
Purchase of short-term investment	—	—	—	(41)
Proceeds from short-term investments	—	41	2,095	41
Net cash provided by (used in) investing activities	(30)	(170)	1,980	(507)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	—	—	—	56
Repurchase of ordinary share	(217)	(199)	(374)	(1,049)
Short-term borrowing	—	—	—	4,625
Pay off the short-term borrowing	—	—	—	(4,625)
Net cash used in financing activities	(217)	(199)	(374)	(993)
Effect of exchange rate changes on cash and cash equivalents	2,559	(103)	1,575	555
Net decrease in cash and cash equivalents	(257)	(6,489)	(219)	(25,092)
Cash, cash equivalents and restricted cash at beginning of period	48,645	55,096	48,607	73,699
Cash, cash equivalents and restricted cash at end of period	$48,388	$48,607	$48,388	$48,607